News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	July 14, 2025

Tunnel Status For Seabridge's KSM Project

Challenged by Tudor Gold

Toronto, Canada … Seabridge Gold Inc. (TSX: SEA; NYSE: SA) ("Seabridge" or the "Company") announced today that Tudor Gold Corp. ("Tudor") has filed a Notice of Appeal in the British Columbia Supreme Court against the Chief Gold Commissioner of British Columbia (the "CGC") and Seabridge which appeals a decision of the CGC rejecting an application brought by Tudor that seeks, in effect, to rescind the legal mechanism which prioritizes Seabridge's rights to use land passing through Tudor's claims for the KSM Project's Mitchell Treaty Tunnels ("MTT").  Tudor previously had applied for a decision from the CGC that KSM's conditional mineral reserve (the "CMR") in respect of the MTT should not apply to Tudor or, in the alternative, that the CMR be cancelled. The CGC rejected Tudor's application. The CGC's decision can be found here.

Seabridge's CMR requires that "a free miner must not obstruct, endanger or interfere with, or allow any other person to obstruct, endanger or interfere with, the construction, operation or maintenance of" the MTT.  Tudor is a free miner. Tudor is, among other things, arguing that Seabridge's Licence of Occupation for the MTT gives it a competing claim to minerals in Tudor's claims and therefore must be adjudicated by the CGC. Seabridge does not claim any rights to the minerals in Tudor's Treaty Creek Project, whether under its Licence of Occupation or otherwise.  Accordingly, Seabridge considers the CGC's decision to reject Tudor's application to be correct. "After Tudor's initial submission to the CGC on January 28, 2025, followed by four additional submissions through April 17, 2025 raising every argument Tudor could devise, the CGC concluded that she did not have the jurisdiction to make the decisions requested by Tudor.  Tudor now appears to be trying to obtain a court decision that the CMR does not apply to it" said Seabridge's Chair and CEO, Rudi Fronk.  "We are confident that the judge will dismiss Tudor's appeal."

If Tudor is successful with its appeal, the outcome would be that the court orders the CGC to take jurisdiction and make a decision in response to Tudor's application.  It would then be up to the CGC to decide whether to accept Tudor's arguments that the CMR does not apply to Tudor.  In the interim, the CMR remains in place.  It is also worth noting that: (i) in 2014, early 2024 and again in April, 2025, the Ministry of Mines stated that the CMR applies to Tudor and that: (ii) in the decision under appeal by Tudor, the CGC stated that the CMR applies to Tudor, and  that: (iii) in the decision under appeal by Tudor, the CGC decided not to exercise her discretion to cancel the CMR.

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Iskut project, are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) Seabridge considering the CGC's decision to be correct; and (ii) Seabridge being confident that the court will dismiss Tudor's appeal.

All forward-looking statements are based on Seabridge's or its advisors' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge's plans or expectations include the risk that: (i) the CGC decision to reject Tudor's application is found to be incorrect; and (ii) the court decides that the CMR does not apply to Tudor, and (ii) that the court allows the appeal, and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com